FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number:  0-31070

Resin Systems Inc.

(Translation of registrant's name into English)

14604 - 115A Avenue

Edmonton, Alberta  T5M 3C5

Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____ Form 40-F __X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K:

Exhibit	Description
99.1	News Release, dated August 2, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2005

Resin Systems Inc.

By:   /s/ Susan Bannerman

Name  Susan Bannerman

Title     Controller

EXHIBIT INDEX

Exhibit	Description
99.1	News Release, dated August 2, 2005.

FOR IMMEDIATE RELEASE

News Release

RESIN SYSTEMS COMPLETES FILAMENT WINDING EQUIPMENT INSTALLATION IN

CALGARY FACILITY

Facility Capable of Supporting Commercial Production Demand

EDMONTON, Alberta, August 2, 2005: Resin Systems Inc. (RS - TSX Venture / RSSYF - OTCBB), a composite material products technology company, through its operating division, RS Technologies (collectively "RS"), announced today that its Calgary facility has completed installation of automated filament winding equipment, capable of supporting commercial production demand for its RStandard™ composite products.

Initial trial runs of the filament winding equipment have confirmed production throughput rates of 1,000 kilograms or 2,200 lbs.) of composite material per hour.

With the installation of the filament winding equipment completed, the Company is proceeding with final computer integration of all production steps for each individual mandrel.

This production cell is the first of the two initial production cells being installed this year.  The order for the second cell has been placed, engineering is underway and delivery is scheduled for the end of Q4 2005.  At that time, the Calgary production facility will be capable of producing 10,000 metric tonnes of RStandard composite utility structures of all sizes including heights up to 60 meters (or 192 ft.).

“When integration is completed and the Calgary facility is officially opened, it will be one of the largest capacity composite material facilities in the world,” said Greg Pendura, president and chief executive officer, Resin Systems Inc.  “When the facility is in full production, it has the ability to produce in excess of U.S. $56 million in composite material product revenues annually.”

In addition to the above activities, the facility’s fully automated storage, mixing, blending and pumping systems for Version™ resin have been fully installed, commissioned and field tested.  The initial supply of raw materials for resin system manufacture and fibre placement have been delivered and stored.

This new production facility is ISO 9001:2000 compliant with full ISO registration pending.

About RS

RS operates in the composite material products marketplace and provides engineered solutions that are developed with its proprietary input materials, equipment and processes.  The foundation of these solutions is based on the company’s patented polyurethane Version™ resin system.  RS is continuously building on this foundation through additional patent pending and trade secret knowledge.  The company's engineered solutions are developed and implemented in three distinct technology platforms, one of which is filament winding, which has resulted in the development and production of the RStandard™ modular composite utility pole. RS is in the process of commercializing the RStandard™ for sale to power utility companies both domestically and internationally.  For the latest on the company’s developments, click on ‘Latest News’ on www.grouprsi.com.

"Version" and "RStandard" are trademarks of Resin Systems Inc.

For more information please contact:

Greg Pendura

Grant Howard

President and Chief Executive Officer

Investor Relations

Resin Systems Inc.

The Howard Group Inc.

Ph: (780) 482-1953

(888) 221-0915

Fax: (780) 452-8755

(403) 237-8387

Email:  gregp@grouprsi.com

grant@howardgroupinc.com

www.grouprsi.com

www.howardgroupinc.com

# # #

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements.  The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them.  Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond RS's control.  Many of these risks and uncertainties are described in RS's revised annual information form dated June 29, 2005, RS's management's discussion and analysis and other documents RS files with the Canadian securities authorities.